Kenyatta Computer Services LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
IT Services Rendered	207,739.76
Sales	50,460.33
Uncategorized Income	537.00
Total Income	**$258,737.09**
GROSS PROFIT	**$258,737.09**
Expenses	
Advertising & Marketing	2,631.91
Advertising/Promotional	1,451.23
Bank Charges & Fees	682.42
Bonuses	1,200.00
Car & Truck	11,693.17
Contractors	74,534.63
Employee & Promotional Meals	22,875.04
Insurance	3,070.00
Job Supplies	26,871.42
Legal & Professional Services	10.00
Office Supplies & Software	14,736.44
Other Business Expenses	2,825.86
QuickBooks Payments Fees	809.27
Reimbursable Expenses	5,081.64
Rent & Lease	19,307.95
Repairs & Maintenance	1,008.58
Shipping, Freight & Delivery	42.90
Travel	33,920.79
Uniform Expense	2,598.43
Utilities	8,497.87
Total Expenses	**$233,849.55**
NET OPERATING INCOME	**$24,887.54**
Other Income	
Grants	1,000.00
Total Other Income	**$1,000.00**
NET OTHER INCOME	**$1,000.00**
NET INCOME	**$25,887.54**